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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

     Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 10, 2004

INFINEON TECHNOLOGIES AG

     St.-Martin-Strasse 53
D-81541 Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

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This Report on Form 6-K contains a press release of Infineon Technologies AG dated November 10, 2004, announcing an agreement between Infineon and ProMOS regarding licenses to ProMOS.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: November 10, 2004	By:	/s/ WOLFGANG ZIEBART

Dr. Wolfgang Ziebart
Chairman, President and
Chief Executive Officer

	By:	/s/ PETER J. FISCHL

Peter J. Fischl
Chief Financial Officer

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Infineon and ProMOS reach agreement regarding licenses to ProMOS
Infineon to receive licence fees of US-Dollar 156 million

Munich/Germany – November 10, 2004 – Infineon Technologies AG (FSE/NYSE: IFX) and ProMOS Technologies Inc. have reached an agreement regarding ProMOS' license of Infineon's DRAM technologies transferred to ProMOS. The S17 to S12 License Agreement of 2000, as now amended, remains in effect. ProMOS has been, and continues in the future to be, licensed to produce and sell products using the technologies transferred from Infineon, and to develop its own processes and products. As full consideration for the ongoing license for use of Infineon's technologies, ProMOS will pay Infineon US$156 million in four instalments over a period through April 30, 2006, of which Infineon's accrued payable for DRAM products purchased from ProMOS of US$36 million will be offset.

Disagreements which previously arose as to the license granted to ProMOS are now no longer relevant. All claims (including litigations, arbitration or other complaints) raised by both sides are being withdrawn. Infineon will recognize the relevant license income in the three months ending December 31, 2004.

About Infineon

Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for the automotive and industrial sectors, for applications in the wired communications markets, secure mobile solutions as well as memory products. With a global presence, Infineon operates in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In fiscal year 2004 (ending September), the company achieved sales of Euro 7.19 billion with about 35,600 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Further information is available at www.infineon.com.

This news release is available online at http://www.infineon.com/news/.

For the Business and Trade Press: INFXX200411.010e

Media Relations Corporate	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Guenter Gaugler	+49 89 234 28481 / 28482	guenter.gaugler@infineon.com
U.S.A.	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com